SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

UFP Technologies, Inc.

(Name of Issuer)

Common Stock - $.01 Par Value

(Title of Class of Securities)

902673102

(CUSIP Number)

Patrick J. Kinney, Jr., Esq.
Lynch, Brewer, Hoffman & Fink, LLP
101 Federal Street, Boston, MA  02110  (617) 951-0800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  X  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902673102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). R. Jeffrey Bailly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 943,762

	8.	Shared Voting Power 120,090

	9.	Sole Dispositive Power 943,762

	10.	Shared Dispositive Power 120,090

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,063,852

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.0%

14.	Type of Reporting Person (See Instructions) IN

The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder.  This Schedule 13D is being filed pursuant to Reg. Section 13d-1(f) to report certain changes occurring after December 31, 2002, the date of the reporting person's most recent amendment on Schedule 13G with the Securities and Exchange Commission (the “Commission”), which caused the reporting person’s beneficial holdings in the Issuer’s securities to equal or exceed 20% of the class of equity securities.

Item 1.	Security and Issuer

This statement relates to the common stock, $.01 par value (the "Common Stock") of UFP Technologies, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer  are located at 172 East Main Street, Georgetown, Massachusetts 01833.

Item 2.	Identity and Background

This statement is being filed by R. Jeffrey Bailly ("Bailly"), whose business address is 172 East Main Street, Georgetown, Massachusetts 01833.  Bailly is the President and Chief Executive Officer, and a director of the Issuer.   Bailly has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); and  Bailly has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Bailly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Bailly used personal funds in making his purchases of Common Stock described in this statement and in previous Schedule 13D’s and Schedule 13G’s filed with the Commission.   The aggregate amount of funds used in making all of the purchases by Bailly was $615,062.   This amount includes $530,143 attributable to shares issued to Bailly as additional compensation or in lieu of bonus compensation, valuing such shares at the fair market value (based on the prior trading day’s closing price) of the shares on the date of issuance.

Item 4.	Purpose of Transaction

The purpose of Bailly's acquisitions of Common Stock have been to obtain a favorable return on his investment.  Bailly may, from time to time purchase additional shares of Common Stock in open market transactions as market conditions may, from time to time, warrant.

Under his compensation arrangement with the Issuer, Bailly will be issued an additional 15,000 shares of Common Stock of the Issuer on January 1, 2004 provided he remains employed by the Issuer through such date.  In addition, Bailly may hereafter be issued additional shares of Common Stock and may hereafter be granted additional options to acquire shares of Common Stock of the Issuer as additional compensation.

Except as described above, Bailly has no plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer, or to take any action which relates to or would result in any major change in the business or corporate structure of the Issuer.

Item 5.	Interest in Securities of the Issuer

Bailly individually beneficially owns (i) 374,318 shares of Common Stock, (ii) options to purchase 78,000 shares of Common Stock exercisable at $2.00 per share, all of which are presently exercisable, (iii) options to purchase 122,000 shares of Common Stock exercisable at $3.25 per share, all of which are presently exercisable, (iv) options to purchase 20,000 shares of Common Stock exercisable at $3.00 per share, all of which are presently exercisable; (v) options to purchase 10,000 shares of Common Stock exercisable at $3.69 per share, all of which are presently exercisable; (vi) options to purchase 44,444 shares of Common Stock exercisable at $4.50 per share, all of which are presently exercisable; (vii) options to purchase 125,000 shares of Common Stock exercisable at $2.75 per share, all of which are presently exercisable; (viii) options to purchase 50,000 shares of Common Stock exercisable at $.81 per share, all of which are presently exercisable; (ix) options to purchase 20,000 shares of Common Stock exercisable at $1.12 per share, all of which are presently exercisable; and (x) options to purchase 100,000 shares of Common Stock exercisable at $1.00 per share, all of which are presently exercisable.  Bailly is also one of two trustees of the UFP Technologies, Inc. Profit Sharing Retirement Plan which owns an aggregate of 120,090 shares of Common Stock.  Assuming exercise of all of his presently exercisable options, Bailly would beneficially own an aggregate of 1,063,852 shares of Common Stock, which would be equal to 21.0% of the total outstanding shares of Common Stock.   Bailly has the sole power to vote or to direct the vote of all of the shares of Common Stock individually owned by him.  Bailly has the sole power to dispose or to direct the disposition of shares of Common Stock and options to purchase Common Stock individually owned by him.  Together with the other trustee of the profit sharing plan, Bailly has shared power to vote the shares of Common Stock owned by such profit sharing plan and to dispose of shares of the Common Stock owned by such profit sharing plan. Bailly has no agreement with any other person with respect to voting of any shares of capital stock of the Issuer.

On January 29, 2003, Bailly was granted the options to acquire 20,000 shares at an exercise price of $1.12 per share included in the listing above.  On March 25, 2003, Bailly was granted the options to acquire an aggregate of 100,000 shares at an exercise price of $1.00 per share included in the listing above.   Each such option has a term of ten years and was exercisable in full on the date of grant.  In each case, the exercise price represented the closing price of the Issuer’s Common Stock on the trading day next preceding the date of grant.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 3, 2003
Date
/s/ R. Jeffrey Bailly
Signature
R. Jeffrey Bailly
Name/Title